Mail Stop 4720

May 28, 2010

*Via Facsimile and U.S. Mail*

Robin L. Washington
Senior Vice President and Chief Financial Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404


**Re:  Gilead Sciences, Inc.**
   **Form 10-K for the Fiscal Year Ended December 31, 2009**
   **Filed March 1, 2009**
   **File Number:  001-19731**

Dear Ms. Washington:

   We have completed our review of your Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 and have no further comments at this time.


   Sincerely,


   Jeffrey Riedler
   Assistant Director